Registration Statement No. 333-131266
Filed pursuant to Rule 433

Contacts	Jennifer Sala Morgan Stanley (212) 762-6885 Mike MacMillan MacMillan Communications (212) 473-4442 mike@macmillancom.com

MORGAN STANLEY LAUNCHES CHINESE AND INDIAN CURRENCY
EXCHANGE-TRADED NOTES

Van Eck Global Named Exclusive Marketer

NEW YORK, (March 17, 2008) – Morgan Stanley announced today that it will issue two exchange-traded notes, Market Vectors-Chinese Renminbi/USD ETN (ticker: CNY) and Market Vectors-Indian Rupee/USD ETN (ticker: INR), which will be traded on NYSE Arca. The exchange-traded notes (ETNs) are the first to provide convenient exposure to the Chinese and Indian currencies.

The ETNs are issued by Morgan Stanley and New York-based investment manager Van Eck Global is the exclusive marketer.  The benchmark currency indices underlying the notes are calculated and maintained by Standard & Poor’s.

Market Vectors Currency ETNs are senior, unsecured debt securities of Morgan Stanley that deliver exposure to the exchange rate of a specific foreign currency. Investors may trade ETNs on an exchange at market price or receive, at maturity or upon early redemption¹, a cash payment from the issuer based on the applicable index performance, less investor fees.

CNY tracks the performance of the S&P Chinese Renminbi Total Return Index (ticker: SPCBCNY). SPCBCNY seeks to track the performance of rolling investments in short-term forward contracts in China’s currency, the renminbi.

INR tracks the performance of the S&P Indian Rupee Total Return Index (ticker: SPCBINR).  SPCBINR seeks to track the performance of rolling investments in short-term forward contracts in India’s currency, the rupee.

“We are delighted to partner with Morgan Stanley to bring these new ETNs to the marketplace,” said Jan van Eck, Principal of Van Eck Global. “Our firm has been offering global investment products for over 50 years, and these new Morgan Stanley exchange-traded notes are a welcome addition to the  Van Eck Global family of innovative products. Our goal is to assist investors who are seeking investment access to the renminbi and rupee.  To date, accessing these currencies has been cumbersome and costly. These new products offer convenience when compared to over-the-counter currency forward trading,” Mr. van Eck said.

 “The new Chinese Renminbi and Indian Rupee ETNs represent an exciting and groundbreaking opportunity for investors to obtain exposure to these currencies. Morgan Stanley's considerable global reach and structured products expertise well positions us to deliver innovative products from a single multiple asset-class ETN platform.  We are pleased to be working with Van Eck Global to bring the Renminbi and Rupee ETNs to investors under the Market Vectors umbrella,” said Jeffrey Barany, Managing Director Structured Product Origination at Morgan Stanley.

1You must own a large block of ETNs, typically 50,000 units, in order to request early redemption.

Van Eck/Page 2

Potential investors can get information on these ETNs by visiting www.marketvectorsETNs.com.

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About Morgan Stanley
Morgan Stanley (NYSE: MS) is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services.  The Firm's employees serve clients worldwide including corporations, governments, institutions and individuals from more than 600 offices in 33 countries.

About Van Eck Global
Van Eck Global was founded in 1955.  Under Van Eck’s Market Vectors brand, the firm manages twelve exchange-traded funds, which had a total of over $5.4 billion in ETF assets under management as of February 29, 2008.

Van Eck has a 50+ year tradition of offering global investment choices in hard assets, emerging markets, precious metals including gold, and other specialized asset classes.  Van Eck Global investment products are designed for investors seeking innovative choices for portfolio diversification.

Morgan Stanley, the issuer of the exchange-traded notes, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Morgan Stanley has filed with the SEC for more complete information about the issuer and the offering of the exchange-traded notes. You may get these documents for free by visiting the Van Eck Securities Corporation Web site at www.marketvectorsETNS.com or EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may request a free copy of the prospectus by calling Van Eck Securities Corporation at 1.888.MKT.VCTR; you may also request a copy from Morgan Stanley or any other dealer participating in this offer.